





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Niagara International Capital Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8940 Main Street
(No. and Street)

Clarence	NY	14031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy Cox, (716)580-1601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Corporate Parkway, Suite 200	Amherst	New York	14226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





OATH OR AFFIRMATION

I, Robert Barreca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niagara International Capital Limited, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

MICHELLE LYNN WARD
Notary Public - State of New York
NO. 01WA6275111
Qualified in Niagara County
My Commission Expires 1/14/2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**NIAGARA INTERNATIONAL
CAPITAL LIMITED**

Financial Statements as of
December 31, 2016
Together with
Independent Auditor's Report

NIAGARA INTERNATIONAL CAPITAL LIMITED

TABLE OF CONTENTS
DECEMBER 31, 2016

Report of Independent Registered Public Accounting Firm

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 27, 2017

To the Board of Directors of
Niagara International Capital Limited:

We have audited the accompanying statement of financial condition of Niagara International Capital Limited (a New York S-Corporation) (the Company) as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Niagara International Capital Limited as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Exhibits I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether Exhibit I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Exhibits I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Bonadio + Co., LLP

100 Corporate Parkway
Suite 200
Amherst, New York 14226
p (716) 250-6600
f (716) 250-6605

www.bonadio.com

ALBANY • BATAVIA • BUFFALO • EAST AURORA • GENEVA • NYC • ROCHESTER • RUTLAND, VT • SYRACUSE • UTICA

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

	2016
ASSETS	
CURRENT ASSETS:	
Cash	$ 93,184
Accounts receivable	127,084
Accounts receivable - related party	7,926
Prepaid expenses	38,895
Employee advances	11,148
Total current assets	278,237
OTHER ASSETS:	
Investments, at fair value	25,000
Raymond James Restricted account	36,001
Total other assets	61,001
	$ 339,238
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 170,108
Total liabilities	170,108
SHAREHOLDERS' EQUITY:	
Common stock; no par value, stated value $1,250 per share, 200 shares authorized, 4 shares issued and outstanding	5,000
Additional paid in capital	1,643,090
Accumulated deficit	(1,478,960)
Total shareholders' equity	169,130
	$ 339,238

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

		2016
REVENUE:		
Commission income	$	3,636,676
Reimbursement income		428,827
Service fee income		181,190
Insurance commission income		321
Total revenue		4,247,014
OPERATING EXPENSES:		
General and administrative expenses		4,325,588
Loss from operations		(78,574)
OTHER INCOME (EXPENSE):		
Other Income		9,469
Interest and dividend income		738
Interest expense		(3,472)
Net loss	$	(71,839)

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
BALANCE - January 1, 2016	$ 5,000	$ 1,606,090	$ (1,407,121)	$ 203,969
Capital contributions	-	37,000	-	37,000
Net loss	-	-	(71,839)	(71,839)
BALANCE - December 31, 2016	$ 5,000	$ 1,643,090	$ (1,478,960)	$ 169,130

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

	2016
CASH FLOW FROM OPERATING ACTIVITIES:	
Net loss	$ (71,839)
Adjustments to reconcile net loss to	
net cash flow from operating activities:	
Recovery of bad debt	(8,314)
Depreciation	264
Dividends	(7)
Changes in:	
Accounts receivable	(32,181)
Accounts receivable - related party	21,673
Prepaid expenses	(13,370)
Accounts payable and accrued expenses	(11,240)
Net cash flow from operating activities	(115,014)
CASH FLOW FROM INVESTING ACTIVITIES:	
Collections of Note Receivable	9,471
Employee advances	(15,741)
Repayment of employee advances	10,000
Net cash flow from investing activities	3,730
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital contributions	37,000
Net cash flow from financing activities	37,000
NET CHANGE IN CASH	(74,284)
CASH - beginning of year	167,468
CASH - end of year	$ 93,184

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

1. THE COMPANY

Niagara International Capital Limited (the Company) is a member of the Financial Industry Regulatory Authority (FINRA) and a registered broker/dealer. The Company provides retail and investment banking services primarily in New York State and California. Effective February 13, 2013, the Company was approved in New York State to operate as a Registered Investment Advisor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Restricted Raymond James Account
Cash and the restricted Raymond James account include bank demand deposit accounts with a maturity of three months or less. The Company's cash balances may at times exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk with respect to cash. See Note 11 for further discussion of the restricted Raymond James account.

Accounts Receivable and Accounts Receivable - Related Party
Accounts receivable at December 31, 2016 consists of amounts outstanding from investment banking fees and reimbursable expenses per the registered representative and shared services contracts as further discussed in Note 4 and Note 5. Account receivable - related party consists of amounts outstanding from an owner of the Company and companies related through common ownership. The Company records an allowance for doubtful accounts in anticipation of future write-offs. As of December 31, 2016, the Company considered all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts was recorded.

Employee Advances
Employee advances are stated at unpaid principal balances, less an allowance for a loss. Management periodically evaluates them for collectability based on inherent collection risks and adverse situations that may affect the borrower's ability to repay. Advances for which no contractual payments have been received for a period of time are considered delinquent. After all collection efforts are exhausted, any amounts deemed uncollectible based upon an assessment of the debtor's financial condition are written off. Management determined that no allowance is necessary as of December 31, 2016.

Revenue Recognition
Commission, service fee and variable annuity contract income is recognized as the revenue is earned. Consulting income is recognized when all significant terms of the contract have been completed. Reimbursement income is recognized when payments are received.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Office Equipment
Office equipment is stated at cost. Depreciation has been provided using the straight-line method over the economic useful lives of the assets, which is 5 years. Repairs and maintenance are charged to operations as incurred.

Advertising Costs
The Company expenses advertising as incurred. Advertising expense was $3,900 for the year ended December 31, 2016.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for a discussion of fair value measurements.

Income Taxes
The Company has elected to be treated as an S-Corporation for federal, New York State and California tax reporting purposes. The tax regulations provide that, in lieu of corporate taxes, the shareholders are taxed on their proportionate share of the Company's taxable income; consequently, income taxes are not provided for in the accompanying financial statements.

3. **RELATED PARTY TRANSACTIONS**

The Company has expense sharing agreements in place with companies related through common ownership. The sharing agreements are in place for payroll related expenses and other operating expenses. The Company reimburses the related parties on a monthly basis. Amounts due are unsecured and due on demand. There was $0 outstanding at December 31, 2016. The employees of the Company also participate in the retirement plan of one of the related parties. Company contributions to the plan totaled $3,520 for the year ended December 31, 2016.

Accounts receivable - related party at December 31, 2016 represents amounts owed from an owner of the Company and companies related through common ownership.

4. **REGISTERED REPRESENTATIVE CONTRACTS**

The Company has entered into agreements with several individuals in New York City, California and Michigan to act as registered representatives of the Company in order to assist in executing investment banking and registered investment advisor contracts. These individuals are compensated by consulting fees and commissions earned on those contracts and their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commission and consulting fees under these agreements amount to $1,185,017 (Clarity, Niagara and Schechter) for the year ended December 31, 2016. These fees are included in general and administrative expenses in the accompanying statement of operations. There was $36,838 outstanding and included in accounts payable on the statement of financial condition at December 31, 2016.

4. REGISTERED REPRESENTATIVE CONTRACTS (Continued)

Certain expenses such as legal, insurance and regulatory fees are paid by the Company and reimbursed by the registered representatives per the terms of the individual contracts.

5. SHARED SERVICES AGREEMENT

The Company has Management and Shared Services Agreements (The "Agreements") with Cappello Group, Inc. and Alexander Cappello (collectively "Cappello"), and Project Finance Advisory Limited (PFAL), (collectively the "Third parties" both unrelated registered parties). As part of the Agreements, customer contracts for investment banking services and consulting are established between the Company, The Third Parties and the client. Revenue received is recorded in jointly owned bank accounts and paid out per the order determined in the Agreements. The Company receives an established monthly amount for the management and compliance support. The Company recorded $181,190 of management fees in 2016 as a result of these arrangements. Any expenses paid by the Company on The Third Parties behalf are reimbursed and recorded to reimbursement income. Registered representatives are then paid per their individual agreements with The Third Parties. Finally, any amounts remaining in the account are paid to The Third Parties as usage fees to be used for their operational expenses. The related cash accounts had a balance of $85,926, which is included in cash on the accompanying statement of financial condition at December 31, 2016. Subsequent to December 31, 2016, the terms of the Cappello agreement were in the process of being updated. The nature of the new agreement is yet to be determined but could include additional service fee revenue to the Company.

The Company recorded revenue of $2,514,375 related to the Cappello Agreement, which consisted of $2,226,504 investment banking income, and $287,871 reimbursement income. Related expenses totaled $2,518,821 which consisted of $524,208 of registered representative fees, $110,152 of legal and regulatory fees and $1,884,461 of usage fees paid to The Third Parties during the year ended December 31, 2016. These fees are included in general and administrative expenses in the accompanying statements of operations. Included in accounts receivable is $30,998 related to unpaid client invoices.

6. LEASE AGREEMENTS

The Company entered into a lease agreement with an unrelated party that is renewable annually for their Buffalo office. Monthly payments under this lease were $1,010 for 2016. Rent expense for the year ended December 31, 2016 was $12,120.

The Company leases office equipment from an unrelated party with rentals of $165 per month (plus taxes and insurance) for 48 months through December 2019. Rent expense for the year ended December 31, 2016 amounted to $1,735. Future minimum lease payments under this non-cancellable operating lease are:

2017	$	1,896
2018	$	1,896
2019	$	1,896

7. OFFICE EQUIPMENT

Office equipment consisted of the following at December 31:

	2016
Computers	$ 10,423
Furniture	1,468
	11,891
Less: Accumulated depreciation	(11,891)
	$ -

Depreciation expense for the year ended December 31, 2016 was $264.

8. FAIR VALUE MEASUREMENTS

The Company uses various valuation techniques in determining fair value. ASC Section 820 established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

There have been no changes in the methodologies used at December 31, 2016.

8. FAIR VALUE MEASUREMENTS (Continued)

Private equity investment - Cava Capital (formerly Emerge VC): Derived based on the profits of the fund (the "carry"). Since there has been no carry in this business building venture firm, the fair value of the investment is the cost since that is the least amount the Company will receive.

The following sets forth by Level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2016:

	Assets at Fair Value as of December 31, 2016			
	Level 1	Level 2	Level 3	Total
Private equity investments	$ -	$ -	$ 25,000	$ 25,000
	$ -	$ -	$ 25,000	$ 25,000

There were no transfers in or out of the any of the Levels described above during the year ended December 31, 2016. Transfers are recognized at the end of the reporting period.

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2016.

	Private Equity Investments
Balance –January 1, 2016	$ 25,000
Changes	-
Balance - December 31, 2016	$ 25,000

For the year ended December 31, 2016, there were no unrealized or realized gains or losses for the period included in earnings for private equity investments held at the end of the reporting period.

All assets have been valued using a market approach, except for Level 3 assets. The following table describes the valuation techniques used to calculate fair values for assets in Level 3. For Level 3 assets, management determines the fair value measurement valuation policies and procedures. Annually, management determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and third-party information. Management is responsible for the determination of the fair value techniques.

8. FAIR VALUE MEASUREMENTS (Continued)

	Quantitative Information about Level 3 Fair Value Measurements			
	Fair Value at 12/31/16	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Private equity investment – Cava Capital	$ 25,000	Profit of the fund	Carry of the Fund[a]	N/A

The significant unobservable inputs used in the fair value measurement of the Company's private equity investment. A significant increase (decrease) related to this assumption would result in a significantly lower (higher) fair value measurement. A 3% change in either direction in the assumption, which is estimated by management would not have a significant effect on the fair value measurement analysis performed by management.

[a]   The Company's investment in this private equity fund is derived based on the profits of the fund (the "carry"). Since there has been no carry yet in this business building venture firm, the fair value of the investment is the cost since that is the least amount the Company will receive.

9. INVESTMENTS

Cost and fair value of investments at December 31, 2016 are as follows:

	December 31, 2016				
	Amortized Cost	Dividends	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Private equity investment Cava Capital	$ 25,000	$ -	$ -	$ -	$ 25,000
	$ 25,000	$ -	$ -	$ -	$ 25,000

There are no unrealized gains or losses for the year ended December 31, 2016. Management evaluates securities for other-than-temporary impairment at least on an annual basis, and more frequently when economic or market concerns warrant such evaluation. Management determined that no declines were deemed to be other than temporary at December 31, 2016. Management reviews significant assumptions made in determining the fair value of the investment on at least an annual basis.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification (FASB ASC 825-10), requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. There were no changes in methods or assumptions during the year. The financial instruments are categorized into the three levels of the fair value hierarchy as further described in Note 8.

Cash, accounts receivable, accounts receivable – related party, employee advances, accounts payable and accrued expenses and Restricted Raymond James account: These financial instruments are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. These instruments are classified as level 2 in the fair value hierarchy.

Investments: Investments are carried at fair value as further discussed in Note 8. Fair value levels are also further discussed in Note 8.

The carrying amounts and fair values of the Company's financial instruments at December 31, 2016 are as follows:

	Carrying Amount	Fair Value
Cash	$ 93,184	$ 93,184
Accounts receivable	$ 127,084	$ 127,084
Accounts receivable – related party	$ 7,926	$ 7,926
Employee advances	$ 11,148	$ 11,148
Investments	$ 25,000	$ 25,000
Raymond James Restricted account	$ 36,001	$ 36,001
Accounts payable and accrued expenses	$ 170,108	$ 170,108

11. RAYMOND JAMES CLEARING DEPOSIT

The Company is required to maintain a minimum balance of $25,000 in an account with Raymond James & Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. The account balance at December 31, 2016 consisted of a cash sweep account in the Raymond James Bank Deposit Program.

12. EMPLOYEE ADVANCES

The Company has made advances to employees with a balance of $11,148 at December 31, 2016. During 2016, there were repayments of $10,000 and additional advances of $15,741.

13. NOTE RECEIVABLE

The Company had a promissory note due from Javo Beverage Company ("Javo", an unrelated party) for consulting services peroformed. The Company previously recorded an allowance of $8,314 on the note receivable balance of $9,471 due to circumstances disclosed in previous years. During 2016, the Company received a payment of $11,357, representing full payment for the promissory note, $1,155 payment on shares (also previously written off), and $731 interest on the note. The Company recorded the amount in other income and interest income

on the statement of operations.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $19,444, which was $8,103 in excess of its required capital of $11,341. The Company's net capital ratio was 0.9 to 1.

No material difference exists between the computation of net capital under rule 15c-1 and the company's corresponding computations submitted in its most recent unaudited Part II A filing.

15. LIQUIDITY AND CAPITAL RESOURCES

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company has reported recurring operating losses, negative cash flows and significant capital contributions in the last six years.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The shareholders' have the financial wherewithal and will continue to fund negative cash flows in 2017. Further, the Company hired a new CEO in December 2016 who has 25 years industry experience and connections with which the Company plans to build relationships. The new CEO has designed a business plan and financial model to restructure and advance the Company, which includes 1) adding a substantially larger financial advisor base including a robust market alternative advisor, 2) focusing on top producing advisors with concentration of mid-market clients, and 3) purchasing an established broker dealer/registered investment advisor services group in order to add senior level compliance infrastructure to the Company. The plan also offers a total rebranding, including changing the name of the Company. The Company's ability to continue as a going concern is dependent upon the success of management's plans, as described above.

16. SUBSEQUENT EVENTS

Subsequent to December 31, 2016, the Company began the restructure as further discussed in Note 15. As part of the restructure, Chalice Wealth Partners, LLC ("CWP") is seeking bridge financing in order to formalize their plans. As part of the plan, CWP will become the holding company of several entities, including Chalice Capital Partners, LLC, which will be the new name and successor entity to Niagara International Capital Limited. No financing has been secured as of the report date.

Exhibit I

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXCESS NET CAPITAL
DECEMBER 31, 2016

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2016:

TOTAL ASSETS		$ 339,238
Less: Total liabilities		170,108
NET WORTH		169,130
Less: Non-allowable assets		(148,966)
TENTATIVE NET CAPITAL		20,164
Less: Undue concentration		-
Less: Haircuts		(720)
NET CAPITAL		19,444
NET CAPITAL REQUIREMENTS		
6 2/3% of aggregate indebtedness	$ 11,341	
Minimum requirement	$ 5,000	
Greater of above		11,341
EXCESS NET CAPITAL		$ 8,103
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2016)		
Net capital, as reported in Company's part II (unaudited) FOCUS report		$ 33,099
Audit adjustments (net)		(13,655)
Final net capital		$ 19,444

The accompanying notes are an integral part of these exhibits.

Exhibit II

NIAGARA INTERNATIONAL CAPITAL LIMITED

GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2016

	2016
Third party usage	$ 1,884,461
Salaries and commissions	1,882,616
Legal fees	241,960
Payroll taxes and benefits	57,093
Outside services	50,968
Consulting fees	29,402
Membership and filing fees	26,388
Insurance	26,049
Travel	23,724
Licensing fees	22,700
Accounting fees	21,425
Rent	12,120
Financial operations officer fees	9,100
Utilities	6,642
Office expense	6,554
Meals and entertainment	5,387
Advertising	3,900
Continuing education	3,674
Bank charges	3,397
Printing and reproduction	2,035
Repairs and maintenance	1,799
Equipment rent	1,735
Postage and delivery	915
Miscellaneous	880
State taxes	300
Depreciation	264
Charitable contributions	100
	$ 4,325,588

The accompanying notes are an integral part of these exhibits.

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 27, 2017

To the Board of Directors of
Niagara International Capital Limited:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Niagara International Capital Limited (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bonadio + Co., LLP

100 Corporate Parkway
Suite 200
Amherst, New York 14226
p (716) 250-6600
f (716) 250-6605

www.bonadio.com



Niagara International Capital Limited

Home Office: 8940 Main Street, Clarence, NY 14031
800-535-6981 phone ~ 800-913-5984 fax
MEMBER FINRA/SIPC

February 27, 2017

The below information is designed to meet the Exemption Report criteria pursuant to Securities & Exchange Commission (SEC) Rule 17 CFR § 240.17a-5(d)(1) and (4):

- Niagara International Capital Limited is a broker dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA).
- Niagara International Capital Limited claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2016. Niagara International Capital Limited meets the exemption conditions set forth in paragraph (k)(2)(ii) of the rule, as follows:
    - The provisions of the rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Niagara International Capital Limited has met the identified exemption provisions throughout the year ended December 31, 2016 without exception.
- Niagara International Capital Limited has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c 3-3 for the year ended December 31, 2016.

The above statements are true and correct to the best of the management's knowledge and belief.

Sincerely,

Anthony Nanula
President & CEO

NEWPORT BEACH BRANCH
5000 Birch Street, Suite 4700
Newport Beach, CA 92660
949-398-7968 phone
800-782-3069 fax

SANTA MONICA BRANCH
100 Whilshire Blvd, Suite 1200
Santa Monica, CA 90401
310-393-6632 phone
310-393-4838 fax

NEW YORK CITY BRANCH
645 Madison Avenue, 9th Floor
New York, New York 10019
212-752-5329 phone
800-913-5984 fax